Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

CONFIDENTIAL TREATMENT REQUESTED
BY CHIME FINANCIAL, INC.: CHIME-003
March 28, 2025

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED SUBMISSION FOR EASE OF IDENTIFICATION.

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	James Lopez
Tonya Aldave
John Spitz
Michael Henderson

Re:	Chime Financial, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 12, 2025
CIK No. 0001795586
Ladies and Gentlemen:
On behalf of our client, Chime Financial, Inc. (“Chime” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 24, 2025 as well as in response to a comment from the Staff provided orally in telephonic discussions with Tonya Aldave held on March 26, 2025, in each case relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1
AUSTIN     BEIJING     BOSTON     BOULDER     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO
SALT LAKE CITY     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

U.S. Securities and Exchange Commission March 28, 2025 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY CHIME FINANCIAL, INC.: CHIME-003
(the “Registration Statement”). On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (“Amendment No. 3”).
Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff a copy of this letter through the Staff’s secure file transfer.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement) and as specifically noted, all page references herein correspond to the pages of Amendment No. 3.
Amendment No. 2 to Draft Registration Statement on Form S-1
General
1.We note your response to prior comment 1 and how you distinguish the Banking and Switcher Survey and other surveys--which you state were not provided by experts--from the FS Vector Report, for which you provide a consent. To similarly differentiate between the FS Vector Report and the surveys cited in your registration statement, please revise the description of the Banking and Switcher Survey and other surveys to indicate, as was explained in your response letter, that the third parties gave you consolidated information “based on criteria or questions provided by” you.
The Company respectfully advises the Staff that it has revised the disclosure on page 68 to address the Staff’s comment.
Glossary of Terms, page ii
2.We note that you describe “MyPay” on page ii as a liquidity product that allows your members to access up to $500 of their paycheck “for free within 24 hours, or instantly for a low fee.” We also note that in the investor presentation dated February 8, 2025 you state that “MyPay instant transfer fee is $2 for any advance.” Please advise and, if applicable, revise your disclosure for consistency.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to revise the noted statement in any future investor presentations to clarify that the $2 fee applies for any instant transfer, and not to every advance. As disclosed in the Registration Statement, MyPay advances are available either for free within 24 hours, or instantly for a flat fee (which is currently $2).

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3.We note your response to comment 4 from our letter dated January 7, 2025 indicating that primary account relationships occur when members set up "direct paycheck deposit" accounts, unless they fall under the alternative part of the definition involving 15 or more purchases using their Chime cards. Please revise the definition to clarify, if true, that a qualifying deposit involves direct paycheck deposit.
The Company respectfully advises the Staff that it has revised the disclosure on pages iii, iv, 1, 79, and 120 to address the Staff’s comment.
Summary, page 2
4.We note your response to prior comment 3. Please revise to identify other financial technology competitors and, to the extent known, address the extent to which the comparisons to traditional banks (e.g., 3 times and 5 times higher cost-to-serve) are similar for your key financial technology competitors. In this regard, we note based on your sales materials of "best-in-class" competitors that you also appear to compete with Cash App, Nubank, PayPal, Klarna and Affirm.
The Company respectfully advises the Staff that it has revised the disclosure on pages 30 and 173 to identify additional financial technology competitors. The Company further advises the Staff that the cost-to-serve information relating to traditional banks presented in the Registration Statement is cited from the FS Vector Report and that the FS Vector Report only included data with respect to one digital-first bank and that the Company does not generally know such information with respect to other digital-first banks or financial technology companies. While the digital-first bank included in the FS Vector report was estimated to have a cost-to-serve a retail deposit customer that was also higher than the Company’s, the Company does not believe a comparison against a single competitor is an adequate sampling that would be useful to an investor, and therefore has not included such information in the Registration Statement. To address the Staff’s comment, the Company has added qualitative disclosure regarding the cost-to-serve for digital-first banks and financial technology companies in the Competition section on page 173.
Risk Factors
Fraudulent activity associated with our products, page 35
5.We note your revised disclosure in the last sentence of the first paragraph that you "have suffered and expect to continue to suffer losses from fraudulent activities." If material, please quantify the losses or advise.
The Company respectfully advises the Staff that, as disclosed in the Registration Statement, the Company experiences transaction dispute losses resulting from member-initiated disputes with merchants or due to processing fraudulent transactions, which are recorded within transaction and risk losses on the Company’s consolidated statements of operations. A reconciliation of the beginning and ending accrued transaction dispute losses for the years ended December 31, 2023 and 2024 is presented in Note 10 to the Company’s consolidated financial statements, and no individual losses or series of related losses from fraudulent activities were material. The Company further advises the Staff that, like many enterprises engaged in financial transactions, it experiences these losses from fraudulent activities from time to time

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in the ordinary course of its business. The Company will continue to monitor losses from fraudulent activities and if any individual loss or series of related losses becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.
We are subject to laws and regulations covering anti-corruption, page 48
6.We note your response to prior comment 10. It appears the statement that "ChimeCore processes a portion of the payments, transfers, deposits, withdrawals, and other financial transactions" and similar statements could be difficult to understand in light of your other disclosure that Chime "does not currently engage as a business in the transfer of funds" and "does not currently receive funds from or transmit funds on behalf of members." Consistent with your response to prior comment 10, please revise here, the definition of ChimeCore on page i and where appropriate to clarify the difference between what you do in facilitating the processing of payments as compared to what your operations do not involve (i.e., that they "...do not involve receiving or transmitting funds...").
The Company respectfully advises the Staff that it has revised the disclosure on pages ii, 38, and 163 to address the Staff’s comment.
Business
Competition, page 167
7.We note your response to prior comment 3. Please also revise to identify other neobanks or similar companies as your competitors. In this regard, we note that you also appear to compete with Nubank, Klarna and others based on the test-the-waters materials.
The Company respectfully advises the Staff that it has revised the disclosure on pages 30 and 173 to address the Staff’s comment.
Bank Partnerships, page 169
8.We note your revised disclosure in this section that under the terms of your bank partner agreements you earn interest on member deposits placed in the deposit sweep programs, which you “recognize as revenue, net of the interest paid to [y]our members.” If material, please quantify the approximate percentage of interest paid to you and your members.
The Company respectfully advises the Staff that it does not believe the approximate percentage of interest paid to the Company and its members in connection with the community deposit sweep programs is material to an investor’s understanding of the Company’s overall business. As noted in the response to prior comment 8, the Company does not consider the deposit sweep program material to its business, financial condition, or results of operations, and high-yield savings revenue, inclusive of both net interest revenue relating to balances held by the Company’s bank partners and amounts placed in the community deposit sweep program, represented less than [****]% of the Company’s total revenue for 2024. The Company will continue to monitor the deposit sweep program and, to the extent the approximate

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percentage of interest paid to it and its members becomes meaningful and material to an investor’s understanding of the Company’s overall business, the Company will provide additional disclosure.
Oral Comment received on March 26, 2025
During the conversations with Ms. Aldave, she noted that the Company had filed a form of warrant as Exhibit 4.2 to the Registration Statement and indicated that the Staff would appreciate the Company’s analysis as to why the presentation of such a form was appropriate. In response to the Staff’s oral comment received from Ms. Aldave, the Company respectfully advises the Staff that the Company has three outstanding warrants to purchase shares of its common stock. Each of these warrants was issued on the same form document to the same counterparty (Silicon Valley Bank) in connection with the Company’s loan and security agreement with such counterparty, as such agreement was amended and restated from time to time. The substantive terms of the warrants reflected in Exhibit 4.2 as filed reflect the standardize terms applicable to all warrants, with differences between the specific warrants related to the number of shares to be issued under each warrant, the warrant price, and specific dates, such as the issue date and the effective date of the loan and security agreement (or amendment and restatement thereto) associated with the warrant, which accordingly appear as bracketed and blank terms in the Form of Warrant to Purchase Common Stock filed as Exhibit 4.2 to the Registration Statement.

*****

U.S. Securities and Exchange Commission March 28, 2025 Page 6	CONFIDENTIAL TREATMENT REQUESTED BY CHIME FINANCIAL, INC.: CHIME-003
Please direct any questions regarding the Company’s responses or Amendment No. 3 to the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Christopher Britt, Chime Financial, Inc.
Matthew Newcomb, Chime Financial, Inc.
Adam Frankel, Chime Financial, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Colin G. Conklin, Wilson Sonsini Goodrich & Rosati, P.C.
Gordon W. Grafft, Wilson Sonsini Goodrich & Rosati, P.C.

David K. Lam, Wachtell, Lipton, Rosen & Katz
Steven R. Green, Wachtell, Lipton, Rosen & Katz

Byron B. Rooney, Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP

Peter Choi, Ernst & Young LLP